Exhibit 11

SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE

	2002	2001	2000

BASIC EARNINGS PER SHARE
Net income	$15,102,300	$13,808,555	$15,574,583

Divide by: Weighted average shares outstanding*	13,547,299	13,897,764	14,161,633

Basic earnings per share*	$1.11	$0.99	$1.10

DILUTED EARNINGS PER SHARE
Net income	$15,102,300	$13,808,555	$15,574,583

Divide by: Weighted average shares outstanding*	13,547,299	13,897,764	14,161,633
Potentially dilutive effect of stock options*	5,270	2,363	12,635

Weighted average shares outstanding, including potentially dilutive effect of stock options*	13,552,569	13,900,127	14,174,268

Diluted earnings per share*	$1.11	$0.99	$1.10

*	Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.